

May 19, 2021

Alex Behfar
Executive Chairman and Acting Chief Executive Officer
Odyssey Semiconductor Technologies, Inc.
9 Brown Road
Ithaca, NY 14850

>   **Re: Odyssey Semiconductor Technologies, Inc.**
>   **Form 10-K for the year ended December 31, 2020**
>   **Filed April 8, 2021**
>   **File No. 333-234741**

Dear Mr. Behfar:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Item 9A. Controls and Procedures, page 22

1.   We note you determined that a material weakness existed in your internal control over financial reporting due to the lack of segregation of duties and you concluded that your internal controls over financial reporting were ineffective as of December 31, 2020. We also note you concluded that your disclosure controls and procedures were effective as of December 31, 2020. Please more fully explain to us how management was able to conclude that disclosure controls and procedures were effective. Please be reasonably detailed in your response, and explain why the material weakness you identified did not impact your disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Your explanation should also be included in your Item 9A disclosures. Alternatively, please revise your Item 9A disclosures to conclude that your disclosure controls and procedures were also ineffective as of December 31, 2020.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing